Exhibit 99.1

ElectraMeccanica Reports Fourth Quarter and Full Year 2019 Financial Results

VANCOUVER, British Columbia, March 25, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, has reported its financial results for the fourth quarter and full year ended December 31, 2019.

Recent Company Highlights:

•Unveiled production intent SOLO EV, integrating upgrades that include an advanced liquid-cooled motor incorporating torque-limiting electronic stability control, a wider front steering track, a revised electronic power steering software and additional occupant safety protection. Additional upgrades include a more robust and rugged appearance, a more comfortable seat design, an enhanced entertainment system and display with Bluetooth technology and reduced interior cabin noise.

•ElectraMeccanica is currently preparing for a mid-year 2020 launch of its unique SOLO EV, with a strategic launch in the Los Angeles market first, followed by other west coast cities later in the year.

•Engaged BDO to lead search for a U.S. assembly facility and state-of-the-art engineering technical center, with the goal of assembling knock-down kits for SOLO EVs to be sold in the U.S. market, thereby reducing uncertainties in the global supply chain, increasing logistical efficiencies and eliminating tariffs. BDO has identified seven states as finalists and sent initial request for proposals to the chief economic development entities in Arizona, Colorado, Florida, North Carolina, South Carolina, Tennessee and Texas. The leading location and backup sites are expected to be announced in the third quarter of 2020.

•Established EMV Automotive Technology, Inc. (Chongqing), a wholly-owned subsidiary for in-country operations in China.

•Opened first retail kiosk at the Westfield Century City Shopping Mall in Los Angeles, providing customers with the opportunity to view, test drive and place pre-orders in a modern sleek storefront. ElectraMeccanica will open additional kiosks throughout 2020 in Southern California locations, as well as in the San Francisco area, Washington and Oregon.

•Entered into an agreement with FreedomRoad Financial, a national lending institution providing retail vehicle loans to the nation’s leading vehicle manufacturers, to provide consumers with turnkey vehicle financing solutions for the Company’s flagship SOLO EV.

•Appointed accomplished financial executive and ElectraMeccanica Chief Financial Officer, Ms. Bal Bhullar, to the Board of Directors effective December 6, 2019.

•Appointed Peter Savagian as an Independent Director, a pioneer in automotive electrification with a broad spectrum of expertise in the technology, development, launch and production of electric vehicles including the first modern Electric Vehicle, the GM EV1, the first plug-in hybrid, the Chevy Volt, and the industry’s first long-range value EV, the Chevy Bolt.

Management Commentary

“2019 was a metamorphic year for ElectraMeccanica as we laid the groundwork for the launch of our flagship, single-occupant SOLO EV,” Paul Rivera, Chief Executive Officer of ElectraMeccanica. “Since joining as CEO in August 2019, our entire team has been focused on a reboot and execution, moving the Company from a concept to one that is in commercial production of the most efficient, trend-setting vehicle to move a single occupant.  As part of this endeavor, we’ve re-engineered significant safety, comfort and design enhancements that are being implemented into the production ready SOLO.  Today, more than ever, we remain focused and committed as we move forward with production plans and methodical launch in the Los Angeles area.”

“Importantly, we’ve also taken several strategic steps to support our go-forward operations, such as the establishment of EMV Automotive Technology, our wholly-owned subsidiary in China that provides us with a greater presence in this important market. In addition, we’ve engaged BDO’s Site Selection & Business Incentives Group to lead a search for a U.S. assembly facility and state-of-the-art engineering and technical center.  A U.S. facility dedicated to assembling knock-down kits for SOLO EVs to be sold domestically will minimize uncertainties in the global supply chain, increase logistical efficiencies and reduce or eliminate tariffs.

“In summary, we’ve made unbelievable progress in our asset-light approach to preparing for the launch of a vehicle unlike any other. We’ll continue to leverage our proven retail kiosk model at highly trafficked areas throughout Southern California and the broader West Coast, and as production volumes ramp throughout the year, we look forward to increasing shareholder value, revolutionizing the urban driver experience and providing a long-overdue solution for ‘SOLO Mobility.’”

Fourth Quarter and Full Year 2019 Financial Summary

•Revenue in the fourth quarter of 2019 was CAD$0.3 million, compared to revenue of CAD$0.1 million in the same year-ago quarter. Revenue in 2019 was CAD$0.8 million compared with CAD$0.8 million in 2018.

•Research and development expenses in the fourth quarter of 2019 were CAD$2.7 million, compared to CAD$1.4 million in the same year-ago quarter. Research and development expenses in 2019 were CAD$9.5 million, compared to CAD$5.6 million in 2018. Research and development costs relate to the electric vehicle segment as the Company continued to develop its first electric vehicle, the SOLO.

•Operating loss in the fourth quarter of 2019 was CAD$8.3 million, compared to an operating loss of CAD$4.8 million in the same year-ago quarter. Operating loss in 2019 was CAD$27.3 million, compared to CAD$16.9 million in 2018.

•Net loss in the fourth quarter of 2019 was CAD$8.1 million, compared to a net loss of CAD$2.1 million in the same year-ago quarter. Net loss in 2019 was CAD$30.7 million, compared to CAD$10.0 million in 2018.

•Cash and cash equivalents and short-term deposits were CAD$11.1 million as of December 31, 2019, compared with CAD$18.9 million as of December 31, 2018.

•Cash used in operations in the fourth quarter of 2019 was CAD$4.8 million, compared with cash used in operations of CAD$5.3 million in the same year-ago quarter. Cash used in operations in 2019 was CAD$22.5 million, compared to CAD$15.6 million in 2018.

“Throughout 2019, we’ve maintained our focus on prudent expense control and strategically allocating our resources as we prepare for the imminent launch of the SOLO EV,” said Ms. Bal Bhullar, Chief Financial Officer of ElectraMeccanica. “The entire leadership team at ElectraMeccanica has also kept the safety of our employees and partners as a top priority during these unprecedented times and we remain in a strong position to execute upon our operational and production goals.”

With an MSRP of $18,500, the SOLO EV is a trend-setting all-electric, single-seat vehicle expected to revolutionize the commuting, delivery and shared mobility experience. To be one of the first to own a SOLO, please reserve yours online by visiting www.electrameccanica.com.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations:

Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Media Contact:

Sean Mahoney
C. 310-867-0670
sean@electrameccanica.com

Source: ElectraMeccanica Vehicles Corp

Released March 25, 2020